Exhibit 12.2
US AIRWAYS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)

		Successor Company (a)				Predecessor Company (a)
	Nine
	Months
	Ended				Three Months	Nine Months
	September	Year Ended	Year Ended	Year Ended	Ended	Ended	Year Ended
	30,	December 31,	December 31,	December 31,	December 31,	September 30,	December 31,
	2009	2008	2007	2006	2005	2005	2004

Income (loss) before income taxes and cumulative effect of change in accounting principle	$(94)	$(2,148)	$485	$446	$(120)	$278	$(585)
Add:
Interest expense, net	189	218	229	268	65	224	238
Interest factor portion of rentals	301	413	401	415	53	167	229

	490	631	630	683	118	391	467

Earnings (losses) before income taxes and fixed charges	$396	$(1,517)	$1,115	$1,129	$(2)	$669	$(118)
Computation of fixed charges:
Interest expense	$189	$218	$229	$268	$65	$224	$238
Interest factor portion of rentals	301	413	401	415	53	167	229
Capitalized interest	2	6	4	2	1	1	5

Fixed charges	$492	$637	$634	$685	$119	$392	$472

Ratio of earnings to fixed charges	N/A	N/A	1.76	1.65	N/A	1.71	N/A
Earnings insufficient to cover fixed charges	$96	$2,154	N/A	N/A	$121	N/A	$590

(a)	In connection with emergence from bankruptcy in September 2005, US Airways adopted fresh-start reporting. As a result of the application of fresh-start reporting, the financial statements after September 30, 2005 are not comparable with the financial statements from periods prior to September 30, 2005. References to “Successor Company” refer to US Airways on and after September 30, 2005, after the application of fresh-start reporting for the bankruptcy.